July 9, 2015

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Jeffrey P. Riedler

Re:                             Theravance Biopharma, Inc.
Registration Statement on Form S-3
Filed June 26, 2015
File No. 333-205275

Dear Mr. Riedler:

On behalf of Theravance Biopharma, Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 6, 2015, relating to the Company’s Registration Statement on Form S-3 submitted on June 26, 2015 (the “Registration Statement”).

On behalf of the Company, we are also electronically transmitting for submission an amended version of the Company’s Registration Statement on Form S-3 (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement).

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

General

1.                                      We note that you have incorporated by reference all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by your annual report for the fiscal year ended December 31, 2014. Please note that under Item 12(a)(2) of Form S-3 you must incorporate by reference the specific reports that have been filed pursuant to Section 13(a) and 15(d) of the Exchange since the end of the fiscal year covered by your annual report. Accordingly, please amend your registration statement to specifically incorporate by reference your Form 10-Q filed on May 13, 2015, your form 8-Ks filed on February 2, 2015, March 9, 2015 and April 24, 2015 and your amended Form 8-K filed on April 24, 2015.

In response to the Staff’s comment, the Company has revised the registration statement to specifically incorporate by reference the requested reports.

* * * *

Please contact me at (650) 463-5353 if you have any questions about this submission.

Sincerely yours,

/s/ David T. Young

David T. Young
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP

cc:	Renee D. Gala
Senior VP and Chief Financial Officer, Treasurer
Theravance Biopharma, Inc.

Bradford J. Shafer, Esq.
Senior VP and General Counsel
Theravance Biopharma, Inc.

Richard C. Blake, Esq.
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Staff Courtesy Copies:

Johnny Gharib
Bryan Pitko